UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ANDES 7 Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share
(Title of Class of Securities)

034201103
(CUSIP Number)

Manichan Khor 333, Village 6, Amphur Wiang Chiang Chiang Saen District, Chiang Rai, 57150 Thailand
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 034201103 (Common Stock)

1.	Names of Reporting Persons.

Manichan Khor

I.R.S. Identification Nos. of above persons (entities only). The Reporting Person does not have an identification number issued by the Internal Revenue Service.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization
The Reporting Person is a citizen of Thailand

Number of	7. Sole Voting Power
Shares Beneficially Owned by Each Reporting Person	55,500,000 shares of Common Stock (direct)
8. Shared Voting Power
0
Reporting	9. Sole Dispositive Power
Person With:	55,500,000 shares of Common Stock (direct)
10. Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
55,500,000 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

46% of Common Stock

14.	Type of Reporting Person (See Instructions)
IN – Individual

Item 1. Security and Issuer

This statement relates to the common stock, par value $0.0001 per share of Andes 7, Inc., a Delaware corporation (the "Issuer"), with principal executive offices located at  424 Clay Street, Lower Level, San Francisco, CA 94111.

Item 2. Identity and Background

This statement is filed by Manichan Khor, an individual with Thai citizenship with a mailing address for notice purposes of 333, Village 6, Amphur Wiang Chiang, Chiang Saen District, Chiang Rai, 57150 Thailand. Manichan Khor, is the common law wife of the President, Chief Executive Officer and Chairman of the Board of Directors of the Issuer. During the past five years, neither the Reporting Person nor its officers, directors or control persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On July 2, 2018, the Reporting Person was issued 55,500,000 shares of restricted common stock from the Issuer pursuant to a merger agreement between the Issuer and Abina Co. Ltd. The Reporting Person did not borrow funds for the issuance disclosed herein. The Reporting Person maintains 46% direct control. The Reporting Person with her common law husband maintains 98% indirect control of the Issuer. In addition, the Reporting Person holds 100% of the Series A preferred stock in the Issuer as disclosed on Form 8-K on June 1,2018.

Item 4. Purpose of Transaction

The Reporting Person received the shares disclosed herein to hold in his personal account without the intent, at this time, to distribute through public resale.  The Reporting Person has no present intent or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, (ii) the disposition of securities of the Issuer; (iii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iv) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board, except as otherwise disclosed in the Form 8-K dated February 12, 2016; (vi) any material change in the present capitalization or dividend policy of the Issuer; (vii) any other material change in the Company's business or corporate structure; (viii) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (ix) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (x) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or (xi) any action similar to those enumerated above. The Reporting Person reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5. Interest in Securities of the Issuer

(a), (b) As of the date hereof, unless otherwise disclosed herein, the Reporting Person does not hold any other share of common stock of the Issuer.

(c) Except as described herein, no transactions in shares of common stock of the Issuer were effected during the past 60 days by the Company, or to the best of their knowledge, any of the individuals identified in Item 2.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2018	By:	/s/ Manichan Khor
Manichan Khor

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)